BEFORE
                     THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Joint Petition of        )
Vectren Energy of Ohio, Inc., Indiana Gas     )
Company, Inc., and The Dayton Power           )
and Light Company, to Transfer the            )     Case No. 00-524-GA-ATR
Natural Gas Assets of the Dayton Power        )
and Light Company to Vectren Energy of        )
Ohio, Inc. and/or Indiana Gas Company,        )
Inc. Pursuant to Section 4905.48(B) and       )
(C), Revised Code.                            )
                                              )
In the Matter Application of The Dayton       )
Power & Light Company for Approval of         )
a Revised Bill Format Pursuant to Rule        )     Case No. 00-605-EL-UNC
4901:1-18-10 and Rule 4901:1-10-22,           )
Ohio Administrative Code.                     )




                                FINDING AND ORDER

The Commission finds:

               (1) On March 20, 2000, Vectren Energy of Ohio, Inc. (hereinafter Vectren), Indiana Gas Company, Inc. (hereinafter IGC), and The Dayton Power and Light Company (hereinafter DP&L) filed a joint petition to transfer the natural gas assets of DP&L to Vectren and/or IGC.

               (2) In the March 20, 2000 joint petition, the joint petitioners state that Vectren is the proposed purchaser of the natural gas as-sets of DP&L pursuant to Section 4905.63, Revised Code. Joint petitioners state that Vectren is subject to the jurisdiction of the Commission and desires to complete the purchase under Section 4905.48, Revised Code. At the time of the filing, IGC was evaluating whether it, rather than Vectren, might become the acquirer of DP&L's gas assets; under this scenario, IGC would remain incorporated under Indiana law and would also become incorporated under Ohio law. The ultimate acquirer of the DP&L gas assets will be determined based on the entity more likely to receive an intrastate exemption under the Public Utilities Holding Company Act (hereinafter PUHCA). Joint petitioners state that the preferred structure is for Vectren to acquire the gas assets. Joint petitioners further state that, in the
                    event   that  the   Securities   and   Exchange   Commission
                    (hereinafter SEC) rejects Vectren's request for a PUHCA exemption, Vectren will proceed with the acquisition even if that results in regulation as a holding company under PUHCA.

                    Joint petitioners state that Indiana Energy, Inc. is the guarantor of either Vectren or IGC's obligations, and will not be involved in the ownership or operation of the DP&L gas assets. Indiana Energy, Inc. is in the process of merging with SIG-CORP. At the time of the filing of the joint petition, joint petitioners expected the merger to be consummated by the end of March 2000.

                    Joint petitioners pledge that following approval of the joint petition, Vectren will hire a significant number of DP&L employees who currently operate the gas assets.

                    The agreement provides for a purchase price of $425,000,000 (plus or minus certain adjustments) for the DP&L gas assets. In the joint petition, joint petitioners state that to fund the purchase price one of the following two scenarios will take place. If Vectren is the acquirer, then Indiana Energy, Inc. or Vectren, or owner of their subsidiaries, will make an equity contribution to Vectren of approximately one half of the $425,000,000, which will enable Vectren to secure long-term debt to repay that loan. If the acquirer is IGC, then the same arrangements will be made except that IGC will participate rather than Vectren. Joint petitioners state that an appropriate application will be made to the Commission under Section 4905.40, Revised Code, under either scenario.

               (3) On June 8, 2000, joint petitioners filed a supplement to the joint petition. Since the filing of the joint petition, Vectren and IGC consulted with SEC staff. Pursuant to that consultation, Vectren and IGC intend to proceed with the acquisition of the DP&L gas assets pursuant to the following structure: 1) Vectren will acquire an approximate 53 percent ownership interest in the gas assets, and IGC will acquire an approximate 47 percent ownership interest in the DP&L gas assets; 2) Vectren will be the operator of the DP&L gas assets and IGC has now incorporated under Ohio law;/1/ 3) the DP&L gas assets to be jointly owned by Vectren and IGC will be operationally combined so that effectively they will be operated in Ohio by Vectren as a single entity; and 4) the combined enterprise will maintain a single tariff applicable to Ohio customers and provide gas service to customers in the name of Vectren. To effectuate the operational combination, joint petitioners request that the Commission provide accounting authority sufficient in all respects for Vectren to maintain such books, system of accounts, depreciation reserve or fund, and any other records as Vectren and IGC may reasonably require to lawfully own, operate, and maintain the DP&L gas assets in accordance with Title 49, Revised Code, as well as all other applicable laws and regulations.


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/1/  As  a  result  of  IGC's  recent   incorporation  in  Ohio,  it  is  dually
     incorporated under Indiana and Ohio law.

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                    In  the  supplement,   Vectren  and  IGC  confirm  that  the
                    accounting treatment to be employed by the operationally combined enterprises will: 1) record the purchase and sale of the DP&L gas assets as a consolidated enterprise in accordance with the Uniform System of Accounts for natural gas companies, including the inclusion of the acquisition adjustment in account 114; and 2) Vectren (individually and jointly on behalf of IGC) will record any amortization of the acquisition adjustment as a consolidated enterprise in account 425, miscellaneous amortization, unless and until the Commission orders otherwise.

                    Finally, the joint petitioners state that the DP&L gas assets being purchased by Vectren and IGC include the net book cost at closing of all GCR balances and PIPP balances. Joint petitioners commit to either crediting or surcharging customers for such amounts as provided by the tariff, upon adoption of the tariff.

               (4) DP&L is a natural gas company as defined by Section 4905.03(A)(6), Revised Code, and a public utility, as defined by Section 4905.02, Revised Code, and, as such, is subject to the jurisdiction of this Commission. Vectren is an Ohio corporation and a wholly owned subsidiary of Indiana Energy, Inc. IGC is an Indiana corporation and a wholly owned subsidiary of Indiana Energy, Inc. The Commission has jurisdiction over the instant transaction by virtue of Sections 4905.05, 4905.06, 4905.63, and 4905.48, Revised
                    Code, to ensure that the owner possesses the financial and technical capabilities necessary to continue to provide adequate service and that the potential transfer of ownership will not harm the public interest.

               (5) In the joint petition, the joint petitioners request that the Commission: 1) find that a hearing is not warranted or required; 2) state that we strongly prefer and endorses the "preferred structure;" 3) state that we prefer the first alternate structure to the regulation of Vectren as a registered holding company under PUHCA; 4) approve the purchase and sale of the DP&L gas assets from DP&L to Vectren or IGC pursuant to Section 4905.48(B) and (C), Revised Code, explicitly indicating that the acquisition will not affect the Commission's jurisdiction and authority over the rates, services, and operations of the owner of the DP&L gas assets, nor would it impair the Commission's ability to protect ratepayers; 5) approves the adoption of DP&L's natural gas tariff (P.U.C.O. No. 3) by Vectren or IGC; and 6) grant joint petitioners such other and further relief which they may be reasonably be entitled to, and which is necessary or advisable in the premises.

                    In the joint petitioner's supplement to the joint petition, joint petitioners request that the Commission: 1) approve the sale of the DP&L gas assets, including GCR and PIPP balances; 2) approve the operational combination of the DP&L gas assets; 3) permit Vectren and IGC to continue the accounting treatment previously approved for the DP&L gas assets, including the depreciation accounts; and 4) permit Vectren and IGC to file consolidated annual reports to be treated as a combined unit of other filings.

               (6) Staff filed two reports in Case No. 00-524-GA-ATR. On May 31, 2000, staff filed its first analysis of the transaction. In that filing, staff asserts that Commission approval of the transaction is necessary because it envisions Vectren or IGC issuing long-term debt and Section 4905.40, Revised Code, requires Commission authorization of issuances of long-term debt by utilities under its jurisdiction. In the second filed analysis, staff states that approval of the petition would result in the public being furnished no less adequate service than they are currently receiving and, therefore, the staff has no reason to oppose the proposed transfer. In addition to the commitments contained in the supplement to the joint petition, staff favorably notes Vectren's commitment to develop a stakeholder group to work on implementing a customer choice program within a reasonable period of time.

               (7) The Commission has reviewed the application and supporting exhibit and finds that the proposed transaction is reasonable, will not adversely affect the public utility company's customers, is in the public interest, and should be approved. We are not convinced that a hearing is necessary in this matter. We find that our jurisdiction and authority over the rates, services, and operations of the owner of the DP&L gas assets will not change due to the proposed transaction. Moreover, we find that it will not impair our ability to protect ratepayers. The Commission is satisfied that the potential transfer of ownership interest in DP&L's gas assets will not impair the quality of service presently provided to customers of the public utility, and that Vectren has the ability to operationally manage the gas assets. We note that Vectren has made a commitment to hire a significant number of present DP&L employees who operate the gas distribution system and such can ensure the provision of just and reasonable service. We also find that IGC has sufficiently demonstrated the requisite experience and capabilities to operate and manage gas assets in Indiana, where it operates a gas utility serving some 500,000 customers and is considered by the Indiana Utility Regulatory Commission to have solid management, finances, and operations. Moreover, we find that the transaction will not result in a change of rates for the current DP&L gas customers. We are in agreement with booking the acquisition adjustment in Account 425 as that is a below the line account. We also clarify that pursuant to Ohio law the amount is not available for recovery in jurisdictional rates. Accordingly, the application for approval of the potential change in ownership interest should be granted.

               (8) We find the operational combination of DP&L gas assets to be reasonable. Moreover, we approve the adoption of DP&L's natural gas tariff, P.U.C.O. No. 3. In addition, the Commission finds Vectren's commitment to implement a customer choice program within a reasonable time following the approval of the asset transfer to be a benefit of this transaction, particularly, since we have been seeking such a program since 1998.

               (9) On March 21, 2000, DP&L filed an application for approval of a revised bill format in Case No. 00-605-EL-UNC. The purpose of the new bill format is to inform customers that, although DP&L will still provide the billing to its current customers, Vectren will be their supplier of natural gas service and DP&L will be the supplier of electric service. On April 21, 2000, the

                    Commission suspended the approval of DP&L's revised bill format pending the outcome of Case No. 00-524-GA-ATR.

               (10) Having  reviewed  the revised bill  format,  the  Commission finds that the revised bill format is reasonable in that it in-forms customers that Vectren will be their gas supplier and the present billing services provided by DP&L will be continued. The Commission does, however, wish to point out that in approving this revised bill format, we are not ruling on any other portion of DP&L's bill nor are we commenting on whether DP&L's bill format complies with the Commission's new electric restructuring rules.

               (11) On April 3, 2000,  Local 175 of the Utility Workers Union of
                    America, AFL-CIO (hereinafter Local 175) filed a motion to in-tervene, to defer action, and objections. On April 19, 2000, the Ohio Partners for Affordable Energy (hereinafter
                    OPAE) filed a motion to intervene. On May 4, 2000, Vectren and IGC filed a memorandum contra OPAE's motion to intervene. On May 11, 2000, OPAE filed a memorandum contra. On May 19, 2000, DP&L filed a memorandum contra of OPAE. On May 30, 2000, DP&L filed a memorandum in opposition to Local 175's motion to intervene.2 Neither Local 175 nor OPAE requested a hearing. Since the Commission has determined that a hearing is not necessary on this matter, we find that Local 175 and OPAE's motions to intervene are moot.

It is, therefore,

     ORDERED, that the joint petition of Vectren, IGC, and DP&L to transfer the natural gas assets of DP&L to Vectren and IGC is hereby granted. It is, further,

     ORDERED, That the joint petitioners notify the Commission in writing as of the date any such ownership interest in the natural gas assets of DP&L is changed. It is, further,

     ORDERED, That Case No. 00-524-GA-ATR be closed of record. It is, further,

     ORDERED, That the revised bill format proposed in Case No. 00-605-EL-UNC shall be adopted and that case be closed of record. It is, further,

     ORDERED, That a copy of this Finding and Order be served upon all parties in both records.

                     THE PUBLIC UTILITIES COMMISSION OF OHIO


                          -----------------------------
                           Alan R. Schriber, Chairman


     -------------------------                  -------------------------
       Ronda Hartman Fergus                          Craig A. Glazer


     -------------------------                  -------------------------
         Judith A. Jones                             Donald L. Mason

MBL;geb
         Entered in the Journal     Signed by Commissioners
         July 11, 2000              Schriber
                                    Fergus
         Gary E. Vigorito           Glazer
         Secretary                  Jones



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/2/  This pleading was timely filed  pursuant to an extension of time granted by the attorney examiner.

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